Exhibit 8.1

LIST OF SUBSIDIARIES

	Jurisdiction of
	Incorporation or	Percentage of
Name of Subsidiary	Organization	Ownership
China Information Technology (Nevada), Inc.	Nevada	100%
China Information Technology Holdings Limited	British Virgin Islands	100%
Information Security Software Investment Limited	Hong Kong	100%
Information Security International Investment and Development Limited	Hong Kong	100%
Information Security Technology (China) Co., Ltd.	PRC	100%
iASPEC Bocom IoT Technology Co. Ltd.	PRC	100% by iASPEC
HPC Electronics (China) Company	Hong Kong	100%
Information Security IoT Tech. Co., Ltd	PRC	100%
Dongguan Information Security Technology (China) Co., Ltd.	PRC	100%
Information Security Tech International Co. Limited	Hong Kong	100%
iASPEC Geo Information Technology Co., Ltd	PRC	Variable interest entity
Information Security Software (China) Co., Ltd.	PRC	100%
Wuda Geoinformatics Co., Ltd.	PRC	50.37% by iASPEC
iASPEC Zhongtian Software Company Ltd.	PRC	83.72% by iASPEC